FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: September 21, 2007	/s/ Donat Madilo Donat Madilo Vice President, Treasury

Banro Corporation

PRESS RELEASE

BANRO CONTINUES TO INTERESECT SIGNIFICANT NEAR
SURFACE GOLD MINERALIZATION AT ITS TWANGIZA NORTH
DISCOVERY

Drilling results include 41.00 metres grading 3.39 g/t Au, 23.00 metres grading 4.58 g/t Au,
20.47 metres grading 2.31 g/t Au, 17.30 metres grading 3.54 g/t Au, 13.00 metres grading
6.71 g/t Au and 11.10 metres grading 6.01 g/t Au

Toronto, Canada – September 20, 2007 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce further results from the Company’s ongoing core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 38 core holes drilled at the Twangiza North deposit.

Highlights include:

•	Hole TDD098 intersected 11.10 metres grading 6.01 g/t Au from 70.50 metres
•	Hole TDD100 intersected 9.70 metres grading 6.54 g/t Au from 109.30 metres
•	Hole TDD115 intersected 20.47 metres grading 2.31 g/t Au from 28.32 metres
•	Hole TDD118 intersected 17.30 metres grading 3.54 g/t Au from 105.70 metres
•	Hole TDD123 intersected 13.00 metres grading 6.71 g/t Au from 68.00 metres
•	Hole TDD124 intersected 41.00 metres grading 3.39 g/t Au from 73.00 metres
•	Hole TDD127 intersected 23.00 metres grading 4.58 g/t Au from 11.00 metres

The new Twangiza North discovery, with an estimated Inferred Resource of 885,500 ounces of gold (7,836,000 tonnes grading 3.51 g/t Au), was announced earlier this year. At the Twangiza project, Measured Resources are estimated at 1,313,400 ounces of gold (14,510,000 tonnes grading 2.82 g/t Au), Indicated Resources are estimated at 1,832,800 ounces of gold (31,460,000 tonnes grading 1.81 g/t Au), and Inferred Resources (including Twangiza North) are estimated at 3,088,100 ounces of gold (47,474,000 tonnes grading 2.02 g/t Au).

A locality plan of the reported drill holes accompanying this press release will be posted later today on the Company’s web site at http://www.banro.com/i/pdf/2007-09-20_NRM.pdf.

Results from the core holes are tabulated in the following table:

						MINERALIZATION
HOLE	NORTHING	EASTING	AZIMUTH	INCL.	FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(o)	(o)	(m)	(m)	(m)	(g/t)
TDD094	693246.84	9683129.64	70	-50	8.00	24.27	16.27	2.22
					Including:
					14.00	18.62	4.62	4.57
					121.00	123.00	2.00	1.20
					127.63	131.29	3.66	1.72
TDD095	692718.16	9684931.83	70	-50	No significant mineralization
TDD096	693050.19	9683759.95	70	-48	53.30	54.30	1.00	1.97
TDD097	692718.16	9684931.83	70	-57	123.00	127.00	4.00	2.95
TDD098	692942.61	9684115.43	70	-50	44.00	52.03	8.03	2.13
					70.50	81.60	11.10	6.01
					Including:
					78.32	81.60	3.28	16.69
TDD099	693240.76	9684315.19	170	-85	No significant mineralization
TDD100	692868.01	9684341.36	70	-50	11.00	12.00	1.00	7.94
					109.30	119.00	9.70	6.54
					Including:
					112.00	115.00	3.00	14.15
					122.00	123.00	1.00	3.85
TDD101	693168.39	9683350.50	70	-50	24.00	30.00	6.00	1.84
					70.00	79.00	9.00	1.04
					156.00	160.00	4.00	0.89
					164.00	165.00	1.00	1.99
					171.00	176.00	5.00	0.90
TDD102	693240.76	9684315.19	170	-80	No significant mineralization
TDD103	693124.98	9683502.53	70	-49	2.00	3.00	1.00	1.60
					10.00	12.00	2.00	1.31
TDD104	693601.53	9684389.89	250	-48	287.00	287.54	0.54	2.66
					337.00	338.00	1.00	7.56
					351.00	352.00	1.00	1.44
TDD105	692836.38	9684410.44	70	-50	36.00	39.00	3.00	3.42
					121.60	131.00	9.40	3.81
					Including:
					125.00	130.00	5.00	6.10
					134.00	135.00	1.00	2.25
					137.00	138.00	1.00	1.95
					145.00	146.00	1.00	1.52
TDD106	693255.23	9683215.59	70	-54	65.00	75.00	10.00	2.55
					80.32	83.00	2.68	1.24
TDD107	692822.26	9684590.40	70	-50	7.40	9.00	1.60	1.73
					71.00	74.00	3.00	3.33
					79.00	82.00	3.00	2.86
					93.00	96.48	3.48	6.30
TDD108	692759.08	9684851.16	70	-50	79.75	80.30	0.55	1.19
					93.30	94.00	0.70	6.04
					98.00	99.00	1.00	5.72

						MINERALIZATION
HOLE	NORTHING	EASTING	AZIMUTH	INCL.	FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(o)	(o)	(m)	(m)	(m)	(g/t)
TDD109	693013.12	9683808.57	70	-50	81.00	83.00	2.00	0.80
					260.84	262.00	1.16	1.42
					265.96	270.00	4.04	0.51
TDD110	692778.21	9684736.79	70	-50	86.25	89.25	3.00	1.12
					99.85	102.29	2.44	5.26
TDD111	692689.13	9685094.15	70	-57	157.64	158.64	1.00	2.58
TDD112	693087.38	9683660.49	70	-48	101.63	102.50	0.87	1.06
					235.80	239.54	3.74	1.05
					249.76	250.76	1.00	0.91
TDD113	692762.17	9684944.93	70	-57	74.46	74.89	0.43	5.78
TDD114	692665.24	9685255.69	70	-57	158.18	159.12	0.94	1.57
TDD115	692915.18	9684356.31	70	-50	28.32	48.79	20.47	2.31
TDD116	692637.56	9685403.02	70	-57	No significant mineralization
TDD117	693329.61	9683235.87	70	-55	9.00	19.31	10.31	1.45
TDD118	693297.63	9683045.16	70	-55	31.99	38.90	6.91	1.85
					105.70	123.00	17.30	3.54
TDD119	693197.06	9683441.52	70	-50	15.75	19.00	3.25	6.17
					23.00	25.00	2.00	4.65
					108.00	134.93	26.93	1.70
					Including:
					108.00	118.70	10.70	2.60
TDD120	693162.79	9683515.60	70	-50	77.00	78.00	1.00	1.00
TDD121	693241.41	9683300.46	70	-50	29.18	38.00	8.82	5.10
					45.00	48.37	3.37	2.77
TDD122	693235.37	9683436.80	70	-50	0.00	3.00	3.00	3.11
					61.00	64.00	3.00	1.40
					73.00	75.72	2.72	4.42
TDD123	693288.69	9683143.31	70	-50	10.00	20.00	10.00	1.25
					33.00	38.00	5.00	3.36
					68.00	81.00	13.00	6.71
TDD124	693355.00	9682994.80	70	-55	14.70	19.00	4.30	1.59
					27.05	38.60	11.55	1.71
					73.00	114.00	41.00	3.39
					178.00	179.00	1.00	1.89
TDD125	693209.18	9683357.92	70	-50	112.26	116.67	4.41	1.88
					161.00	162.00	1.00	1.40
TDD126	693249.45	9683360.31	70	-50	24.00	26.70	2.70	7.12
					28.70	31.60	2.90	4.52
					70.00	74.00	4.00	2.17
TDD127	692868.80	9684605.80	70	-50	11.00	34.00	23.00	4.58
					39.00	41.00	2.00	2.18
TDD128	693212.20	9683281.92	70	-53	46.55	50.55	4.00	0.90
					114.00	120.00	6.00	0.77
TDD129	693293.89	9683369.27	70	-50	19.00	21.00	2.00	3.22
					24.00	27.00	3.00	4.37
TDD130	692964.77	9684206.08	70	-50	13.10	14.30	1.20	0.60
					19.50	22.30	2.80	0.78
TDD131	693124.05	9683966.54	250	-50	252.69	263.00	10.31	2.33
					267.00	272.00	5.00	1.23

Holes are uncut.

Commenting on these drilling results at Twangiza North, Peter Cowley, President of the Company, said: “The significant widths and tenor from this infill drilling program is highly encouraging and are comparable or better than the predicted inferred resource grades and widths, which were previously estimated using widely spaced drilling data. These excellent exploration results demonstrate the significant potential to increase the existing Twangiza North inferred mineral resource to higher confidence mineral resources.”

Core holes were inclined at between minus 48 and 85 degrees and averaged 213.72 metres in depth with a maximum down hole depth of 369.58 metres. Core recovery for these holes averaged 83.52% within the mineralized zones. It is estimated that the true widths of the mineralized zones vary between 80 and 95% of the intersected widths in the holes. Drill hole spacing was on 80 metre sections.

The mineralized sections of the Twangiza North deposit are hosted within a series of mineralized feldspar porphyry sills and low grade, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101). Exploration at Twangiza is being conducted under the supervision of Mr. Bansah.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurance can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data, and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 30, 2007 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President, United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.